UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25

             [ x] Form 10-K [ ] Form 20-F [ ] Form 11-K [] Form 10-Q

For Period Ended: December 31, 2002              SEC FILE NUMBER 33-2128-D
                                                  CUSIP NUMBER 488159-10-4
[ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For Period Ended:


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-KSB

Part I - Registrant Information

         Full Name of Registrant              Nexia Holdings, Inc.

         Former Name if Applicable                     N/A
                                                       -----------

         Address of Principal Executive Office:
                                    268 West 400 South, Suite 300
                                    Salt Lake City, Utah 84101

Part II--RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

[X]      (a)      The reasons described in reasonable detail in Part III of
                  this form could not be eliminated
                  without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 2-F, 11-F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

         State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

         The Company has recently been involved in attempts to limits its expenses, which included the recent change of its independent accounting and audit firm. Because of the time and resources dedicated to those efforts and the recent change of accounting firms, the Company will be unable to complete the Form 10-KSB on a timely basis without unreasonable effort or expense.

Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification.

Richard D. Surber                  President            (801) 575-8073
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(Name)                              (Title)                  (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer if no, identify report(s).
                                 (X ) Yes ( ) No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                 (X ) Yes ( ) No

                  If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made - Corporate offices and management changes.

                  On February 28, 2002, Nexia Holdings, Inc. purchased the assets of Axia Group, Inc. in exchange for company stock. As a result of this purchase, Nexia's revenue increased from $0 in 2001 to estimated $900,000 in 2002. Nexia also experienced a decrease in net income from a loss of $77,570 in 2002 to a loss of approximately $600,000 in 2002.

                              Nexia Holdings, Inc.
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                  (Name of Registrant as specified in Charter)

 has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 28, 2003                                 By:__/s/ Richard Surber___
      --------------------------------------            -----------------------
                             Name: Richard D. Surber
                                Title: President